Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 3 DATED NOVEMBER 30, 2021
TO THE PROSPECTUS DATED NOVEMBER 4, 2021

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2021 as supplemented by supplement no. 1 dated November 16, 2021 and supplement no. 2 dated November 22, 2021. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose updates to our plan of distribution.

Plan of Distribution

The following paragraph clarifies the categories of investors that are eligible to purchase our Class I shares and supersedes and replaces similar disclosure in the prospectus.

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (6) by our executive officers and directors and their immediate family members, business associates, and other individuals with whom they have a close pre-existing relationship, as well as officers and employees of us and our advisor and its affiliates and their immediate family members, and joint venture partners, consultants and other service providers (“Friends and Family”) or (7) other categories of investors that we name in an amendment or supplement to this prospectus.

The following paragraph clarifies the dealer manager’s responsibilities under the dealer manager agreement and supersedes and replaces the paragraph under “Plan of Distribution – Underwriting Compensation” in the prospectus.

We have entered into a dealer manager agreement with the dealer manager pursuant to which the dealer manager has agreed to, among other things, manage our relationships with financial professionals and third-party broker-dealers engaged by the dealer manager to participate in the distribution of shares of our common stock. In addition, the dealer manager may sell our Class T shares directly as well as act as broker-dealer of record in connection with sales of shares by certain registered investment advisers. The dealer manager also coordinates our marketing and distribution efforts with participating broker-dealers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares. We refer to broker dealers that participate in the distribution of our shares of common stock, including our dealer manager with respect to sales of our Class T shares, as participating broker-dealers.

The following paragraph supersedes and replaces the paragraph under “Plan of Distribution – Underwriting Compensation – Wholesaling Fees – All Share Classes” in the prospectus.

Our dealer manager is entitled to receive a wholesaling fee in the amount of up to 1.85% of the transaction price of each share sold in the primary offering. The wholesaling fee is a company-level expense borne by all of our stockholders. Our dealer manager anticipates that a portion of the wholesaling fee will be retained by, or reallowed (paid) to certain wholesalers, some of which are internal to our advisor and its affiliates. Our dealer manager has agreed to waive all or a portion of the wholesaling fee with respect to purchases of our Class I shares by Friends and Family. No wholesaling fees are paid with respect to any shares sold pursuant to our distribution reinvestment plan.

The following disclosure clarifies the agreement that is required for a lower Fee Limit with respect to our Class T and Class D shares and supersedes and replaces similar disclosure in the prospectus.

For both our Class T and Class D shares, the fee limit for conversion to a Class I share may be a lower limit as set forth in the applicable agreement between the dealer manager and a participating broker-dealer, which includes the dealer manager agreement in the instance where the dealer manager is acting as a participating broker-dealer, at the time such shares were issued.